ALAMOS GOLD INC.

Financial Statements
(in United States dollars, unless otherwise stated)
For the Three and Six Months Ended June 30, 2026 and 2025

Q2 2026 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	June 30, 2026	December 31, 2025
ASSETS
Current Assets
Cash and cash equivalents	$636.9	$623.1
Equity securities	39.8	58.9
Deferred payment consideration (Note 5)	160.7	157.1
Amounts receivable (Note 3)	54.0	45.0
Inventories (Note 4)	219.4	225.4
Other current assets	36.7	26.0
Total Current Assets	1,147.5	1,135.5

Non-Current Assets
Mineral property, plant and equipment (Note 5)	5,252.2	4,957.5
Deferred income taxes	43.8	34.0
Inventories (Note 4)	112.4	84.9
Deferred payment consideration (Note 5)	145.4	142.0
Other non-current assets	11.6	30.7
Total Assets	$6,712.9	$6,384.6

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 6)	$338.5	$316.1
Derivative liabilities (Note 7)	118.2	128.0
Deferred revenue (Note 8)	—	50.0
Income taxes payable	75.1	53.6
Current portion of lease liabilities	9.4	11.8
Current portion of decommissioning liabilities	14.0	8.1
Total Current Liabilities	555.2	567.6

Non-Current Liabilities
Deferred income taxes	987.3	873.3
Derivative liabilities (Note 7)	—	129.1
Debt and financing obligations (Note 9)	200.0	200.0
Lease liabilities	6.9	11.2
Decommissioning liabilities	154.5	153.4
Other non-current liabilities	4.1	4.2
Total Liabilities	1,908.0	1,938.8

EQUITY
Share capital (Note 10)	$4,129.3	$4,140.6
Contributed surplus	85.6	87.7
Accumulated other comprehensive (loss) income	(19.8)	0.3
Retained earnings	609.8	217.2
Total Equity	4,804.9	4,445.8
Total Liabilities and Equity	$6,712.9	$6,384.6
Commitments (Note 5)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
OPERATING REVENUES	$594.1	$438.2	$1,190.8	$771.2

COST OF SALES
Mining and processing	164.8	140.4	319.3	279.4
Inventory net realizable value adjustment (Note 4)	10.8	—	10.8	—
Royalties	6.8	7.6	13.6	12.4
Amortization	49.5	52.7	93.7	104.1
	231.9	200.7	437.4	395.9
EXPENSES
Exploration	8.0	8.8	15.5	14.0
Corporate and administrative	10.2	10.0	22.1	20.0
Share-based compensation (recovery) expense (Note 10)	(13.3)	2.5	13.7	30.4
	236.8	222.0	488.7	460.3
EARNINGS FROM OPERATIONS	357.3	216.2	702.1	310.9

OTHER EXPENSES
Net gain (loss) on commodity derivatives (Note 7)	40.3	(25.8)	10.6	(94.2)
Finance income (expense) (Note 11)	6.2	(0.1)	12.1	—
Foreign exchange gain (loss)	7.8	(6.6)	3.4	(6.2)
Other loss (Note 12)	(1.6)	(2.1)	(3.0)	(3.2)
EARNINGS BEFORE INCOME TAXES	$410.0	$181.6	$725.2	$207.3

INCOME TAXES
Current income tax expense	(70.7)	(32.8)	(155.4)	(46.1)
Deferred income tax (expense) recovery	(68.9)	10.6	(108.0)	13.4
NET EARNINGS	$270.4	$159.4	$461.8	$174.6

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	(1.8)	7.9	(3.8)	10.4
Net change in fair value of fuel hedging instruments, net of taxes	(0.4)	—	0.6	—
Items that will not be reclassified to net earnings:
Unrealized (loss) gain on equity securities, net of taxes	(5.8)	4.1	(16.5)	8.9
Total other comprehensive (loss) gain	($8.0)	$12.0	($19.7)	$19.3
COMPREHENSIVE INCOME	$262.4	$171.4	$442.1	$193.9

EARNINGS PER SHARE (Note 13)
– basic	$0.64	$0.38	$1.10	$0.42
– diluted	$0.64	$0.38	$1.10	$0.41

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
For the Six Months Ended June 30, 2026 and 2025
(Unaudited - stated in millions of United States dollars)

	June 30, 2026	June 30, 2025
SHARE CAPITAL (Note 10)
Balance, beginning of the year	$4,140.6	$4,138.5
Issuance of shares related to share-based compensation	0.6	1.8
Issuance of shares related to dividend reinvestment plan ("DRIP")	1.2	1.7
Issuance of shares related to employee share purchase plan ("ESPP")	0.7	3.2
Transfer from contributed surplus of share-based compensation redeemed	0.1	0.6
Exercise of Orford warrants and options	0.1	0.8
Repurchase and cancellation of common shares (Note 10a)	(14.0)	(4.0)
Balance, end of period	$4,129.3	$4,142.6

CONTRIBUTED SURPLUS
Balance, beginning of the year	$87.7	$89.3
Share-based compensation	1.2	2.3
Transfer to share capital of share-based compensation redeemed	(0.1)	(0.6)
Distribution of share-based compensation	(3.2)	(3.7)
Exercise of Orford warrants and options	—	(0.2)
Balance, end of period	$85.6	$87.1

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of the year on currency hedging instruments	$2.9	($5.3)
Net change in fair value of currency hedging instruments, net of taxes	(3.8)	10.4
	($0.9)	$5.1

Balance, beginning of the year on fuel hedging instruments	($0.2)	($0.2)
Net change in fair value of fuel hedging instruments, net of taxes	0.6	—
	$0.4	($0.2)

Balance, beginning of the year on equity securities	($2.4)	($31.9)
Realized gain on sale of equity securities, reclassified to deficit, net of tax	(0.4)	(1.2)
Net change in unrealized (loss) gain on equity securities, net of taxes	(16.5)	8.9
	($19.3)	($24.2)
Balance, end of period	($19.8)	($19.3)

RETAINED EARNINGS (LOSS)
Balance, beginning of the year	$217.2	($606.2)
Dividends (Note 10(e))	(33.6)	(21.0)
Repurchase and cancellation of common shares (Note 10)	(36.0)	(6.0)
Reclassification of realized gain on disposition of equity securities, net of tax	0.4	1.2
Net earnings	461.8	174.6
Balance, end of period	$609.8	($457.4)

TOTAL EQUITY	$4,804.9	$3,753.0
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
For the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited - stated in millions of United States dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings	$270.4	$159.4	$461.8	$174.6
Adjustments for items not involving cash:
Amortization	49.5	52.7	93.7	104.1
Inventory net realizable value adjustment (Note 4)	10.8	—	10.8	—
Foreign exchange (gain) loss	(7.8)	6.6	(3.4)	6.2
Current income tax expense	70.7	32.8	155.4	46.1
Deferred income tax expense (recovery)	68.9	(10.6)	108.0	(13.4)
Share-based compensation (Note 10)	(16.8)	3.2	13.9	35.5
Finance (income) loss	(6.2)	0.1	(12.1)	—
Net (gain) loss on commodity derivatives	(40.3)	25.8	(10.6)	94.2
Deferred revenue recognized (Note 8)	(25.5)	(31.1)	(51.0)	(62.3)
Settlement of legacy Argonaut gold hedges (Note 7)	(92.3)	—	(135.0)	—
Other items (Note 14)	5.5	(6.0)	(6.6)	(20.7)
Changes in working capital and taxes paid (Note 14)	(55.1)	(33.4)	(150.6)	(85.2)
	231.8	199.5	474.3	279.1
INVESTING ACTIVITIES
Mineral property, plant and equipment	(180.6)	(114.9)	(364.1)	(214.6)
Interest capitalized to mineral property, plant and equipment (Note 5)	(3.1)	(6.9)	(6.2)	(8.9)
Repurchase of royalty on Young-Davidson (Note 5)	—	(2.0)	—	(2.0)
Proceeds from disposition of equity securities	0.6	1.8	0.6	1.8
Investment in equity securities	(0.6)	(0.2)	(0.6)	(0.2)
	(183.7)	(122.2)	(370.3)	(223.9)
FINANCING ACTIVITIES
Dividends paid (Note 10e)	(16.3)	(9.6)	(32.4)	(19.3)
Repurchase and cancellation of common shares (Note 10a)	(50.0)	(10.0)	(50.0)	(10.0)
Credit facility transaction costs, standby fees and interest	(0.4)	(0.3)	(0.8)	(1.9)
Proceeds from the exercise of options and warrants	—	1.6	0.6	1.8
Lease payments	(3.4)	(4.0)	(7.2)	(8.3)
	(70.1)	(22.3)	(89.8)	(37.7)

Effect of exchange rates on cash and cash equivalents	(0.6)	0.4	(0.4)	0.2
Net (decrease) increase in cash and cash equivalents	(22.6)	55.4	13.8	17.7
Cash and cash equivalents - beginning of period	659.5	289.5	623.1	327.2
CASH AND CASH EQUIVALENTS - END OF PERIOD	$636.9	$344.9	$636.9	$344.9
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:AGI) and the New York Stock Exchange (NYSE: AGI). The Company's registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District (comprising the Island Gold and Magino mines) and Young-Davidson mine in Northern Ontario, Canada and the Mulatos District (comprising the Mulatos and La Yaqui Grande mines) in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Shaft Expansion and the Island Gold District Expansion in the Island Gold District, the Lynn Lake project in Manitoba, Canada and the Puerto Del Aire project in the Mulatos District.

2	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2025 with the exception of the following:
Effective January 1, 2026, the Company adopted certain amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. There were no impacts to the Company's condensed interim consolidated financial statements resulting from the adoption of the amendments.
The Company's interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References to CAD $ represent Canadian dollars.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025, prepared in accordance with IFRS as issued by the IASB.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 29, 2026.
Recent Accounting Pronouncements
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2026:
In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments have been adopted by the Company, however the amendments did not result in any changes to the financial statements.
Changes in Accounting Standards not yet effective
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18"), which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new presentation and disclosure requirements intended to improve the consistency and comparability of financial information, with a primary focus on the statement of profit or loss.
The adoption of IFRS 18 requires all income and expenses to be classified into one of five categories: operating, investing, financing, income taxes and discontinued operations, and introduces two new mandatory subtotals: operating profit and profit before financing and income taxes. The standard also enhances guidance on the aggregation and disaggregation of information in the financial statements and introduces new disclosure requirements for management‑defined performance measures (“MPMs”). From a cash flow statement perspective, IFRS 18 introduces changes to the starting point used to determine cash flows from operating activities, which will be based on operating profit rather than net income. IAS 7 Statement of Cash Flows has not been substantively amended, and any changes to the classification of cash flows would be made solely to align with the presentation adopted in the statement of profit or loss.
The Company is currently assessing the impact of IFRS 18 on its consolidated financial statements. Based on a preliminary assessment, the following potential material impacts have been identified; however, the assessment is ongoing and additional

6	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT
impacts may be identified as the implementation process progresses. The Company does not expect the adoption of IFRS 18 to have an impact on net earnings.
•Operating revenues, cost of sales, exploration expense, corporate and administrative expense, share-based compensation expense, gain or loss on commodity derivatives, gain or loss on disposal of assets, deferred payment accretion income, and revision to reclamation for closed sites will be classified in the operating category within the statements of comprehensive income
•Interest income from cash and cash equivalents will be classified in the investing category within the statements of comprehensive income
•Other interest expense will be classified in the financing category within the statements of comprehensive income
•Foreign exchange differences will be classified in the same category as the related income or expenses arising from the items giving rise to the foreign exchange differences
•New disclosure will be added for MPMs. The Company has performed an initial assessment of the performance measures that it currently uses in its communications outside of the financial statements and believes that adjusted net earnings and adjusted EBITDA will meet the MPM definition
The Company will adopt IFRS 18 for its consolidated financial statements for the annual period beginning January 1, 2027, and comparative information for the year ending December 31, 2026 will be restated in accordance with the new standard.

3	AMOUNTS RECEIVABLE

	June 30, 2026	December 31, 2025
Sales tax receivables
Canada	$26.5	$26.4
Mexico	19.6	13.2
Other receivables	7.9	5.4
	$54.0	$45.0

4	INVENTORIES

	June 30, 2026	December 31, 2025
In-process precious metals	$102.9	$100.4
Ore in stockpiles	130.1	100.8
Dore, and refined precious metals	13.5	27.3
Parts and supplies	85.3	81.8
	$331.8	$310.3
Less: Long-term stockpiled ore inventory	(112.4)	(84.9)
	$219.4	$225.4
Long term inventory consists of long-term stockpiles which are expected to be recovered after one year. As at June 30, 2026, long term stockpiles are comprised of low-grade stockpiles at the Magino mine.
The Company assesses the net realizable value of inventory at each reporting period. For the three and six months ended June 30, 2026, given the higher processing costs associated with the residual leaching process at the Mulatos operation, the Company recorded a $10.8 million reduction in the carrying value of the heap leach inventory at Mulatos. The remaining carrying value of the heap leach inventory at Mulatos was $16.0 million as at June 30, 2026.

7	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT

5	MINERAL PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment (iv)	Mineral Property	Exploration and evaluation	Total
Cost
At December 31, 2024	$2,597.5	$4,100.3	$181.4	$6,879.2
Additions[1]	145.2	429.0	(0.7)	573.5
Transfer of Puerto del Aire assets [2]	—	19.4	(19.4)	—
Disposal of Turkish projects and Quartz Mountain (i)	(1.9)	(142.4)	(85.4)	(229.7)
Revisions to decommissioning liabilities	—	10.6	—	10.6
Disposals	(21.6)	—	—	(21.6)
At December 31, 2025	$2,719.2	$4,416.9	$75.9	$7,212.0
Additions	34.8	359.8	—	394.6
Revision to decommissioning liabilities	—	8.2	—	8.2
Disposals	(9.1)	—	—	(9.1)
At June 30, 2026	$2,744.9	$4,784.9	$75.9	$7,605.7

Accumulated amortization and impairment
At December 31, 2024	$968.0	$1,208.3	$84.9	$2,261.2
Amortization	140.6	89.2	—	229.8
Reversal of impairment (i)	(0.3)	(142.4)	(76.1)	(218.8)
Disposals	(17.7)	—	—	(17.7)
At December 31, 2025	$1,090.6	$1,155.1	$8.8	$2,254.5
Amortization	66.8	39.3	—	106.1
Disposals	(7.1)	—	—	(7.1)
At June 30, 2026	$1,150.3	$1,194.4	$8.8	$2,353.5

Net carrying value
At December 31, 2025	$1,628.6	$3,261.8	$67.1	$4,957.5
At June 30, 2026	$1,594.6	$3,590.5	$67.1	$5,252.2
1. Included in additions is the repurchase of a royalty on the Young-Davidson mine of $2.0 million.
2. Puerto del Aire was determined to have achieved technical feasibility and commercial viability as of January 31, 2025, and was reclassified from an exploration and evaluation asset to a development stage asset following a mandatory impairment test.
The net carrying values and capital additions by segment (Note 15) are as follows:

	June 30, 2026		December 31, 2025
	Mineral Property, Plant and Equipment	Capital additions for the six months ended[1]	Mineral Property, Plant and Equipment	Capital additions for the year ended[1]
Young-Davidson	$1,595.4	$45.0	$1,581.9	$94.8
Island Gold District	3,041.5	235.1	2,881.3	397.3
Mulatos	232.8	29.4	221.2	28.2
Corporate and other[2]	382.5	85.1	273.1	53.2
	$5,252.2	$394.6	$4,957.5	$573.5
1.Segment capital additions are presented on an accrual basis. Mineral property, plant and equipment in the consolidated statements of cash flows are presented on a cash expenditure basis.
2.Corporate and other consists of corporate expenditures, capitalized exploration and evaluation and the Lynn Lake project.

8	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT

(i) Disposition of the Turkish Projects and Quartz Mountain
(a) Sale of the Turkish Projects
On October 27, 2025, the Company completed the sale of its Turkish Projects to Tümad Madencilik Sanayi ve Ticaret A.Ş (“Tümad”) for total cash consideration of $470.0 million. On the date of closing, the Company received $157.3 million in cash, net of transaction costs of $2.7 million. The remaining purchase price is payable by Tümad to Alamos as follows:
•$160.0 million payable on the one-year anniversary of the closing of the transaction; and
•$150.0 million payable on the two-year anniversary of the closing of the transaction.
The anniversary payments are secured by bank guarantees provided by international financial institutions with investment grade ratings, which were also received on closing.
As at June 30, 2026, a current deferred payment consideration of $157.7 million and a non-current deferred payment consideration of $141.4 million have been recorded in the condensed interim consolidated statement of financial position, reflecting the fair value and timing of the future payments. The transaction also resulted in a reversal of a previously recognized impairment of $218.8 million for the year ended December 31, 2025.
(b) Sale of Quartz Mountain Gold Project ("Quartz Mountain")
On October 22, 2025, the Company completed the sale of its option to earn a 100% interest in Quartz Mountain to Q-Gold Resources Ltd. ("Q-Gold") for consideration of up to $21.0 million and a 9.9% equity interest in Q-Gold. On the date of closing the Company received $2.8 million in cash, net of transaction costs of $0.1 million and 13,924,702 common shares of Q-Gold recorded at a fair value of $2.9 million. The remaining consideration of up to $18.2 million will be payable in cash or common shares of Q-Gold, at Alamos’ election, and is comprised of $8.2 million of guaranteed payments to be paid over three years, and $10.0 million of milestone payments.

As at June 30, 2026, a current deferred payment consideration of $3.0 million and a non-current deferred payment consideration of $4.0 million have been recorded in the condensed interim consolidated statement of financial position, reflecting the fair value and timing of the future payments.

(ii) Royalties

The Company is obliged to make certain royalty payments on its mineral properties. The following table includes the significant royalties payable by the Company:

Location	Royalties payable
Mulatos	1.0% Extraordinary Mining Duty due to the Mexican government
Young-Davidson	1.5% net smelter royalty
Magino	3% net smelter royalty
Island Gold	2-3% net smelter royalties, dependent on claim

(iii) Right-of-use assets ("ROU assets")

Amortization during the six months ended June 30, 2026 includes depreciation for ROU assets of $5.5 million. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $23.5 million as at June 30, 2026.

(iv) Capitalized interest

As at June 30, 2026, the Company capitalized interest of $7.1 million related to qualifying capital expenditures at the Phase 3+ Expansion project, Lynn Lake and Puerto del Aire development assets (June 30, 2025 - $13.8 million), which had a weighted average borrowing rate of 5.44% (June 30, 2025 - 6.47%).
(v) Capital Commitments and Other
The carrying value of construction in progress at June 30, 2026 was $814.4 million (December 31, 2025 - $657.8 million). As of June 30, 2026, the Company has $237.8 million in committed capital purchases (December 31, 2025 - $260.8 million).

9	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT

6	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2026	December 31, 2025
Trade accounts payable and accrued liabilities	$275.7	$246.9
Royalties payable	6.8	8.4
Share-based compensation liability	55.4	60.2
Other	0.6	0.6
	$338.5	$316.1

7	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a) Fair value measurements of financial instruments measured at fair value
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at June 30, 2026. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity)1.

	June 30, 2026		December 31, 2025
	Level 1	Level 2	Level 1	Level 2
Financial assets (liabilities)[3]
Fair value through profit or loss
Commodity options not designated as hedging instruments	—	2.3	—	—
Gold forwards acquired from Argonaut not designated as hedging instruments [2]	—	(113.5)	—	(257.0)
Fair value through OCI
Equity securities	39.8	—	58.9	—
Currency derivatives designated as hedging instruments	—	(3.2)	—	2.0
Fuel options designated as hedging instruments	—	0.7	—	(0.1)
	$39.8	($113.7)	$58.9	($255.1)
1The Company did not hold any financial instruments classified as Level 3 as at June 30, 2026 and December 31, 2025.
2 The outstanding balance of the Argonaut gold forwards of $113.5 million is recognized as a current liability as at June 30, 2026 on the condensed interim consolidated statements of financial position (December 31, 2025 - $127.9 million recognized as a current liability; $129.1 million recognized as a non-current liability).
3On a gross basis, total derivatives recognized as at June 30, 2026 consist of total assets of $4.5 million included in other current assets and total liabilities of $118.2 million included in current liabilities on the condensed interim consolidated statements of financial position.
Fair Value Methodology
The methods of measuring financial assets and liabilities have not changed during the six months ended June 30, 2026.
The fair value of option and forward contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

10	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT
Derivative Instruments designated as cash flow hedges

Currency option and forward contracts and fuel option contracts
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
The effective portion of the changes in fair value of the hedging instrument for the three and six months ended June 30, 2026 recorded in accumulated other comprehensive (loss) income is:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Balance, beginning of the period	$0.9	($2.8)	$2.9	($5.3)
Change in value on currency instruments	(2.0)	11.0	(4.6)	13.4
Less: realized loss (gain) on CAD currency instruments	0.2	(0.2)	0.3	1.1
Less: realized gain on MXN currency instruments	(0.8)	(0.5)	(1.0)	(0.7)
Deferred income tax related to hedging instruments	0.8	(2.4)	1.5	(3.4)
	($0.9)	$5.1	($0.9)	$5.1
For the three and six months ended June 30, 2026, the Company did not recognize any ineffectiveness on the hedging instruments.
The open contracts, which settle on a monthly basis, are summarized as at June 30, 2026:
Canadian Dollar contracts

Period covered	Contract type	Contracts (CAD$ millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2026	Collars[1]	369.0	1.34	1.40
2027	Collars[2]	360.0	1.35	1.41
Mexican Peso contracts

Period covered	Contract type	Contracts (MXN$ millions)	Average minimum rate (USD/MXN)	Average maximum rate (USD/MXN)
2026	Collars[3]	960.0	17.86	18.77
2027	Collars[4]	330.0	17.51	18.78
2027	Forwards	480.0	18.02
1 48% of the 2026 collars have barriers which average to USD/CAD 1.44 to allow further participation in the scenario of weakening Canadian dollar. If the barriers get triggered, the maximum average rate for those collars will be at 1.39.
2 53% of the 2027 collars have barriers which average to USD/CAD 1.43 to allow further participation in the scenario of weakening Canadian dollar. If the barriers get triggered, the maximum average rate for those collars will be at 1.40.
3 94% of the collars have barriers which average to USD/MXN 20.45 to allow further participation in the scenario of weakening Mexican Peso. If the barriers get triggered, the maximum average rate for those collars will be at 18.63.
4 All of the collars have barriers which average to USD/MXN 20.15 to allow further participation in the scenario of weakening Mexican Peso. If the barriers get triggered, the maximum average rate for those collars will be at 18.78.
The fair value of these contracts was a liability of $3.2 million as at June 30, 2026 (December 31, 2025 - asset of $2.0 million).

11	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT
The effective portion of the changes in fair value of the fuel contracts for the three and six months ended June 30, 2026 recorded in accumulated other comprehensive income (loss) is:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Balance, beginning of the period	$0.8	($0.2)	($0.2)	($0.2)
Change in value on fuel contracts	0.1	—	1.7	—
Less: realized gain on fuel contracts	(0.5)	—	(0.8)	—
Deferred income tax related to fuel contracts	—	—	(0.3)	—
	$0.4	($0.2)	$0.4	($0.2)
As at June 30, 2026, the Company held contracts to protect against the risk of an increase in the price of fuel. These collars totaling 756,000 gallons, ensure a minimum purchase call option of $2.32 per gallon and a maximum average sold put options of $2.12 per gallon, regardless of the movement in fuel prices during 2026. As at June 30, 2026, the fair value of these contracts was an asset of $0.7 million (December 31, 2025 - liability of $0.1 million).
Derivative Instruments not designated as cash flow hedges
Legacy Argonaut gold forward contracts
As at June 30, 2026, the Company held forward contracts that were acquired as part of the acquisition of Argonaut. During the three and six months ended June 30, 2026, the Company settled 35,000 ounces and 50,000 ounces, respectively, representing full settlement of the expected delivery in the second half of 2026. This settlement resulted in a cash payment of $92.3 million and $135.0 million, respectively and realized losses of $92.3 million and $135.0 million, respectively, for the three and six months ended June 30, 2026. The remaining contracts, totaling 50,000 ounces scheduled for delivery in the first half of 2027, have an average forward price of $1,821 per ounce. The fair value of the remaining contracts was a liability of $113.5 million at June 30, 2026 (December 31, 2025 - liability of $257.0 million).

Silver Option Contracts

As at June 30, 2026, the Company held contracts to protect against the risk of a decrease in the price of silver. These collars, totaling 90,000 ounces, ensure a minimum purchased put option of $85.50 and a maximum average sold call options of $109.50 per ounce, regardless of the movement in silver prices during 2026. As at June 30, 2026, the fair value of these contracts was an asset of $2.3 million (December 31, 2025 - $nil).
Realized loss on commodity derivatives
The Company realized a loss of $92.7 million and $135.0 million on the commodity derivatives in the three and six months ended June 30, 2026 (three and six months ended June 30, 2025 - $nil), from the settlement of the 50,000 ounces of the legacy Argonaut hedges.
Unrealized gain (loss) on commodity derivatives
The Company recorded unrealized gains of $133.0 million and $145.6 million for the three and six months ended June 30, 2026 (three and six months ended June 30, 2025 - unrealized losses of $25.8 million and $94.2 million). The Company has elected to not apply hedge accounting to these contracts, with changes in fair value recorded in net earnings.

12	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT

8	DEFERRED REVENUE

Deferred Revenue
At December 31, 2024	$116.6
Deferred revenue recognized	(124.6)
Accretion expense	8.0
Advanced consideration from gold sale prepayment agreement	50.0
At December 31, 2025	$50.0
Deferred revenue recognized	(51.0)
Accretion expense	1.0
At June 30, 2026	$—
In December 2025, the Company entered into a gold sale prepayment agreement. Under the terms of the gold prepayment, the Company received advanced consideration of $50.0 million in exchange for the delivery of 12,255 ounces in the first half of 2026, settled monthly, based on the average forward curve price of $4,166 per ounce.
During the six months ended June 30, 2026, 12,255 ounces were physically delivered to settle the gold sale prepayment agreement.
During the six months ended June 30, 2026, accretion expense of $1.0 million was capitalized (six months ended June 30, 2025 - $5.0 million) (Note 5).

9	DEBT

	June 30, 2026
	Nominal Amount	Carrying Amount	Fair Value
Revolving Credit Facility (i)	$200.0	$200.0	$200.0
(i) Revolving credit facility ("Facility")
During 2024, the Company drew down $250.0 million from the Facility. In the fourth quarter of 2025, the Company repaid $50.0 million of the facility with $200 million outstanding as at June 30, 2026.

The Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.45% on drawn amounts and stand-by fees of 0.29% on undrawn amounts. The Facility matures on February 20, 2029. The Company has $550.0 million available under the Facility which remains undrawn as at June 30, 2026.

The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at June 30, 2026, the Company is in compliance with all covenants.

13	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT

10	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Common Shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2024	420,365,051	$4,138.5
Shares issued through:
Share-based compensation plans	411,984	4.5
DRIP (ii)	90,767	2.6
ESPP (iii)	252,730	6.6
Exercise of Orford replacement stock options	67,141	1.5
Shares repurchased and cancelled	(1,326,929)	(13.1)
Outstanding at December 31, 2025	419,860,744	$4,140.6
Shares issued through:
Share-based compensation plans	71,010	0.7
DRIP (ii)	37,139	1.2
ESPP (iii)	13,553	0.7
Exercise of Orford replacement stock options	7,784	0.1
Shares repurchased and cancelled (i)	(1,401,100)	(14.0)
Outstanding at June 30, 2026	418,589,130	$4,129.3

(i) Normal Course Issuer Bid
In December 2025, the Company renewed its NCIB permitting the purchase for cancellation of up to 18,580,120 common shares, representing 5% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2026. For the six months ended June 30, 2026, the Company repurchased and canceled 1,401,100 Common Shares at a cost of $50.0 million or $35.70 per share (six months ended June 30, 2025, 398,200 Common Shares at a cost of $10.0 million or $25.11 per share). The Company recognized a $14.0 million reduction in share capital and $36.0 million was recognized as a reduction to retained earnings (six months ended June 30, 2025 - $4.0 million reduction in share capital and $6.0 million was recognized as a reduction to deficit).
(ii) DRIP
The Company allows existing shareholders to participate in a DRIP. This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market. For the six months ended June 30, 2026, the Company issued 37,139 shares pursuant to the DRIP, valued at $1.2 million (six months ended June 30, 2025, issued 65,633 Common Shares, valued at $1.7 million).

(iii) ESPP
The Company has an ESPP which enables employees to purchase Class A common shares through payroll deductions. At the option of the Company, the common shares can be issued from treasury based on the volume weighted average closing price of the last five days prior to the end of the month, or the shares may be purchased for plan participants in the open market. During the six months ended June 30, 2026, the Company issued 13,553 shares from treasury pursuant to the Employee Share Purchase Plan, valued at $0.7 million (six months ended June 30, 2025 - 139,337 shares valued at $3.2 million). Beginning in February 2026, the Company elected to purchase shares from the open market to settle ESPP obligations.

14	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT
(b) Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2024	2,231,405	$11.37
Granted	275,485	33.59
Exercised	(411,984)	10.75
Forfeited	(55,072)	14.27
Outstanding at December 31, 2025	2,039,834	$14.43
Granted	142,377	69.82
Exercised	(71,010)	9.50
Forfeited	(21,140)	37.41
Outstanding at June 30, 2026	2,090,061	$18.14
During the six months ended June 30, 2026, the weighted average share price at the date of exercise for stock options exercised was CAD $67.49 (for the six months ended June 30, 2025, the weighted average share price at the date of exercise for stock options exercised was CAD $36.63)
Stock options granted
During the six months ended June 30, 2026, the Company granted 142,377 stock options (for the six months ended June 30, 2025 - 263,413). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the six months ended:	June 30, 2026	June 30, 2025
Weighted average share price at grant date (CAD$)	69.82	33.45
Average risk-free rate	2.56%	2.45%
Average expected dividend yield	0.30%	0.43%
Average expected stock price volatility (based on historical volatility)	38%	37%
Average expected life of option (months)	42	42
Weighted average per share fair value of stock options granted (CAD$)	21.83	9.77
Stock options outstanding and exercisable as at June 30, 2026:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)

$7.01 - $8.00	268,202	7.63	0.5	268,202	7.63
$8.01 - $11.00	739,118	9.46	2.1	739,118	9.46
$11.01 - $15.00	284,722	14.05	3.7	284,722	14.05
$15.01 - $23.83	393,507	16.09	4.7	248,867	16.05
$23.84 - $36.72	267,978	33.60	5.7	91,835	33.60
$36.73 - $70.70	136,534	69.82	6.6	1,956	69.79
	2,090,061	$18.14	3.4	1,634,700	$12.39

15	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT
(c)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2024	1,911,592	1,106,780	1,031,795
Granted	397,329	56,947	194,945
Forfeited	(151,915)	—	—
Settled	(641,670)	(436,264)	(399,966)
Outstanding units, December 31, 2025	1,515,336	727,463	826,774
Granted	199,833	27,628	102,297
Forfeited/expired	(16,731)	—	(11,319)
Settled	(19,697)	—	(302,187)
Outstanding units, June 30, 2026	1,678,741	755,091	615,565
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.
PSUs and RSUs granted to non-executives vest on the third anniversary from the date of grant. RSUs granted to executives vest in three equal tranches commencing on the first anniversary of the grant date. Mandatory or elective DSUs vest immediately and the Board of Directors determines the vesting schedule for discretionary DSUs at the time of grant.
The weighted average fair value of the RSUs, DSUs and PSUs granted during the six months ended June 30, 2026 was $69.99, $69.04 and $69.68 per unit, respectively (six months ended June 30, 2025 - $33.52, $33.52 and $33.45, per unit, respectively).

(d) Share-based compensation (recovery) expense

For the three and six months ended June 30, 2026, total share-based compensation (recovery) expense recognized in the Condensed Interim Consolidated Statements of Comprehensive Income relating to the Company's long-term incentive plans was a recovery of $16.8 million and an expense of $13.9 million, respectively (three and six months ended June 30, 2025 - expense of $3.2 million and $35.5 million, respectively), of which a recovery of $3.5 million and an expense of $0.2 million was recognized in cost of sales (three and six months ended June 30, 2025 - $0.5 million and $4.9 million). For the three and six months ended June 30, 2026, $1.2 million and $0.1 million of share-based compensation (recovery) expense was capitalized to mineral property, plant and equipment (three and six months ended June 30, 2025 - nil and $1.3 million).

The impact of mark-to-market adjustments on the share-based compensation expense recognized in the Condensed Interim Consolidated Statements of Comprehensive Income arising from the change in the Company's share price for the three and six months ended June 30, 2026 and 2025 was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

(Decrease) increase in share-based compensation expense due to mark-to-market adjustments (1)	($20.3)	($0.9)	($2.8)	$16.0
(1) Of the total (decrease) increase in share-based compensation expense due to mark-to market adjustments, a recovery of $3.9 million and $0.7 million was included in cost of sales for the three and six months ended June 30, 2026 (three and six months ended June 30, 2025 - nil and $4.1 million).
e) Dividends
During the six months ended June 30, 2026, the Company declared dividends totaling $33.6 million (six months ended June 30, 2025 - $21.0 million), of which $32.4 million were paid in cash (six months ended June 30, 2025 - $19.3 million in cash). The remaining $1.2 million were issued in the form of common shares pursuant to the Company's DRIP (six months ended June 30, 2025 - $1.7 million in shares).

16	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT

11	FINANCE INCOME (EXPENSE)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Interest expense (i)	($0.7)	($0.5)	($1.5)	($1.2)
Accretion on reclamation provision	(2.3)	(2.2)	(4.7)	(4.6)
Deferred payment accretion (Note 5)	3.5	—	7.0	—
Interest income	5.7	2.7	11.4	5.9
Other	—	(0.1)	(0.1)	(0.1)
	$6.2	($0.1)	$12.1	$—
(i) During the six months ended June 30, 2026, $7.1 million of interest was capitalized in mineral property, plant and equipment (six months ended June 30, 2025 - $13.8 million). Capitalized interest is inclusive of non-cash accretion on deferred revenue (Note 8). Total interest paid, including interest capitalized, during the six months ended June 30, 2026 was $7.0 million (six months ended June 30, 2025- $9.5 million).

12	OTHER LOSS

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Loss on disposal of assets	($1.0)	($0.7)	($2.0)	($2.5)
Turkish Projects care and maintenance and arbitration costs	—	(1.4)	—	(1.1)
Other	(0.6)	—	(1.0)	0.4
	($1.6)	($2.1)	($3.0)	($3.2)

17	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT

13	EARNINGS PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net earnings	$270.4	$159.4	$461.8	$174.6
Weighted average number of common shares outstanding (in thousands)	419,694	420,474	419,796	420,445
Basic earnings per share	$0.64	$0.38	$1.10	$0.42

Dilutive effect of potential common share equivalents (in thousands)	1,863	2,349	1,883	2,291

Diluted weighted average number of common shares outstanding (in thousands)	421,557	422,823	421,679	422,736
Diluted earnings per share	$0.64	$0.38	$1.10	$0.41
The following table lists the share units excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $58.03 for the six months ended June 30, 2026 (CAD $34.65 for the six months ended June 30, 2025) or the inclusion of the equity securities had an anti-dilutive effect on net earnings.

Share units excluded from calculation of diluted earnings per share:
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands)	2026	2025	2026	2025
Stock options	128	—	128	263

14	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital and income taxes paid:	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Amounts receivable	($13.9)	($2.7)	($9.3)	$7.2
Inventory	(10.1)	(7.3)	(23.6)	(14.2)
Prepaid expenses	2.0	(1.8)	4.1	(1.7)
Accounts payable and accrued liabilities	0.8	(1.9)	(5.9)	(4.0)
Cash taxes paid	(33.9)	(19.7)	(115.9)	(72.5)
	($55.1)	($33.4)	($150.6)	($85.2)

Other items:	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Reclamation activities	($1.1)	($4.7)	($2.4)	($7.7)
Employee share purchase plan contributions	—	1.1	0.4	2.2
Distribution of share-based compensation	(0.2)	(5.7)	(18.1)	(21.0)
Interest received	5.7	2.7	11.4	5.9
Loss on disposal of assets	1.0	0.7	2.0	1.1
Reduction of obligation to renounce flow-through exploration expenditures	—	(0.2)	—	(1.4)
Other	0.1	0.1	0.1	0.2
	$5.5	($6.0)	($6.6)	($20.7)

18	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT

15	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company’s chief operating decision maker, being the Company’s Chief Executive Officer, to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers its reportable operating segments to be its operating mines and significant development projects. During the third quarter of 2025, the Island Gold and Magino operating segments were combined to form a single operating segment following the publication of a new combined life of mine plan and continued consolidation of the Island Gold District's operations and reporting which integrated their milling operations and unified their revenue streams. Comparative information has been updated to reflect this combination. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson, Island Gold and Magino mines operate in Canada, and the Mulatos mine operates in Sonora, Mexico.
Significant information relating to the Company's reporting operating segments is as follows:

For the Three Months Ended June 30, 2026
	Young-Davidson	Island Gold District	Mulatos[1]	Corporate/other[2,3]	Total
Operating revenues	$150.1	$296.8	$149.4	($2.2)	$594.1
Cost of sales
Mining and processing	48.2	82.1	34.5	—	164.8
Inventory net realizable value adjustment (Note 4)	—	—	10.8	—	10.8
Royalties	2.4	2.9	1.5	—	6.8
Amortization	15.0	21.7	12.7	0.1	49.5
	65.6	106.7	59.5	0.1	231.9
Expenses
Exploration	1.2	1.6	3.4	1.8	8.0
Corporate and administrative	—	—	—	10.2	10.2
Share-based compensation recovery	—	—	—	(13.3)	(13.3)
Earnings (loss) from operations	$83.3	$188.5	$86.5	($1.0)	$357.3
Finance income					$6.2
Foreign exchange gain					7.8
Net gain on commodity derivatives					40.3
Other loss					(1.6)
Earnings before income taxes					$410.0

19	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT

For the Six Months Ended June 30, 2026
	Young-Davidson	Island Gold District	Mulatos[1]	Corporate/other[2,3]	Total
Operating revenues	$303.7	$576.1	$317.5	($6.5)	$1,190.8
Cost of sales
Mining and processing	99.9	149.2	70.2	—	319.3
Inventory net realizable value adjustment (Note 4)	—	—	10.8	—	10.8
Royalties	4.8	5.6	3.2	—	13.6
Amortization	28.3	39.7	25.4	0.3	93.7
	133.0	194.5	109.6	0.3	437.4
Expenses
Exploration	2.7	3.4	6.3	3.1	15.5
Corporate and administrative	—	—	—	22.1	22.1
Share-based compensation	—	—	—	13.7	13.7
Earnings (loss) from operations	$168.0	$378.2	$201.6	($45.7)	$702.1
Finance income					$12.1
Foreign exchange gain					3.4
Net gain on commodity derivatives					10.6
Other loss					(3.0)
Earnings before income taxes					$725.2

20	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT

For the Three Months Ended June 30, 2025
	Young-Davidson	Island Gold District	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$126.1	$210.8	$110.6	($9.3)	$438.2
Cost of sales
Mining and processing	45.8	60.9	33.7	—	140.4
Royalties	1.9	4.1	1.6	—	7.6
Amortization	17.5	23.3	11.9	—	52.7
	65.2	88.3	47.2	—	200.7
Expenses
Exploration	0.9	1.7	4.2	2.0	8.8
Corporate and administrative	—	—	—	10.0	10.0
Share-based compensation	—	—	—	2.5	2.5
Earnings (loss) from operations	$60.0	$120.8	$59.2	($23.8)	$216.2
Finance expense					(0.1)
Foreign exchange loss					(6.6)
Loss on commodity derivatives					(25.8)
Other loss					(2.1)
Earnings before income taxes					$181.6

For the Six Months Ended June 30, 2025
	Young-Davidson	Island Gold District	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$227.3	$362.8	$194.6	($13.5)	$771.2
Cost of sales		—
Mining and processing	92.8	115.5	71.1	—	279.4
Royalties	3.5	6.9	2.0		12.4
Amortization	34.0	45.4	24.7	—	104.1
	130.3	167.8	97.8	—	395.9
Expenses
Exploration	1.9	2.8	6.5	2.8	14.0
Corporate and administrative	—	—	—	20.0	20.0
Share-based compensation	—	—	—	30.4	30.4
Earnings (loss) from operations	$95.1	$192.2	$90.3	($66.7)	$310.9
Finance income					$—
Foreign exchange loss					(6.2)
Loss on commodity derivatives					(94.2)
Other loss					(3.2)
Earnings before income taxes					$207.3

1 Mulatos includes the La Yaqui Grande operation.
2 Corporate and other consists of corporate balances, exploration and development projects, and mines in reclamation.
3 Includes the impact on revenues of delivering ounces into the Company's gold sale prepayment arrangement (Note 8).

21	Alamos Gold Inc.

Q2 2026 FINANCIAL REPORT
(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Young-Davidson	$1,791.5	$1,838.4	$727.0	$584.0
Island Gold District	3,385.2	3,179.3	607.0	607.9
Mulatos[1]	764.9	697.2	168.9	164.6
Corporate/other[2]	771.3	669.7	405.1	582.3
Total assets and liabilities	$6,712.9	$6,384.6	$1,908.0	$1,938.8
1 Mulatos includes the La Yaqui Grande operation.
2 Corporate and other primarily consists of corporate balances, exploration, the Lynn Lake project, and mines in reclamation.

22	Alamos Gold Inc.